Exhibit 99.1

Paris, March 1, 2024 - On 1st March 2024, the French daily newspaper Le Monde published an article on the Mozambique LNG project. The questions posed by the journalists were answered in detail. However, given the limited use of our responses in the article and in the interest of transparency, the Company has decided to publish its exhaustive answers.

Q1: On February 7th in London, during the presentation of the group’s 2023 results, Patrick Pouyanné announced that the Afungi site would be operational again this. Why such progress?

How claim that the situation has returned to normal when there are still terrorist attacks occurring in the region, including one as recent as February 9th

The Mozambique LNG project has been under force majeure since April 2021. Responsibility for restoring security lies with the government of Mozambique, which is a sovereign state prerogative.

Below are Patrick Pouyanné’s exact words on this matter pronounced in the course of the “2023 annual results presentation” held on Wednesday, February 7, 2024 (see also pages 13 and 27 for the full script available here). He gave an outline of the status of the various components of the project (engineering, relations with subcontractors and financing), highlighting what remained to be achieved before project could be relaunched and further stating that the security situation was being closely scrutinized.

●	“In Mozambique, we get security reports and human rights reports. Right now, we are remobilizing the contractors and I think we are not far off from having everything lined up with them. The last issue is the financing of this mega-project, which, I would say, was put on hold when the events occurred in 2021. So, now, we are in the process re-engaging with all the financial institutions involved around the world. Once that is completed, we will re-start the project”.

●	“As regards Mozambique LNG, we are permanently monitoring the situation on the ground. As you know, the Mozambique state is receiving support from another African state, namely Rwanda, to keep on top of the situation. Most importantly for us, the civil population has come back to the region, life is back to normal. A few incidents occurred recently linked to the Gaza tensions. We can see, almost everywhere in the world, that Daech cells are being reactivated – not only there in Mozambique but in a large number of countries, you are yourselves no doubt aware of this. It is unfortunate, there is a link, so we have to keep a watchful eye on all that. However, today, the bottom line is that we need to focus on getting the contracts back up and running, there are still some engineering works to be done, and that's part of the whole thing. I hope that the construction works will be able to kick off again some time half-way through the year. We are keeping a close eye on the situation. Again, what I want to avoid at all costs is to decide to bring people back on-site and then have to get them all out again. That would a very complex situation to handle. But again, today, we have re-engaged a lot with the suppliers and the different contractors and made significant headway: in a positive manner, including on cost issues which gave rise to a lot of discussions. They heard us though and are willing to resume their contracts. The final point, again, is to put the international financing back on the rails– All that is Jean-Pierre's job, with our support of course. The CAPEX is massive and we need to get all that up and running again. We are working on it. It should be coming back on stream some time over the next few months.”

Q.2 What is the progress of the Pamoja Tunaweza foundation announced in April 2023 to help develop the province?

Mozambique LNG set up a dedicated foundation to play a role in the socio-economic development of the entire province of Cabo Delgado, with the purpose of sharing prosperity, before any production revenues arise during the production phase of the project. This is an unprecedented initiative by a project of this kind. The Pamoja Tunaweza Foundation was officially registered at the end of 2023 and its Chief Executive has been appointed. The Foundation is now operational and has begun the process of engaging with all its stakeholders in order to roll out its actions in the best possible way, which involves working closely with other persons or entities fostering development.

Q.3 How have the displaced people benefited from the project?

To construct the onshore LNG facilities, the Area 1 and Area 4 concessionaires were granted a license (DUAT a license to use the surface areas) over a 6,000 Ha area on the Afungi peninsula by the Mozambican authorities.

The implementation of such right required a relocation plan for 657 households situated within the area of the DUAT.

Their relocation was carried out in compliance with the highest national and international standards, including the IFC’s PS5, which requires that affected individuals be provided with a new home, restored livelihoods and access to essential services such as education, healthcare and places of worship. The plan was implemented and completed in 2023.

Q4 According to sources, some people working as subcontractors for Total have already returned. How can their safety be guaranteed?

Owing to the force majeure situation, Mozambique LNG is currently not engaging in any construction activities on the site related to the LNG plant. However, in order to provide support to neighboring communities and help stabilize the area (at large), the project is continuing to engage in local socio-economic development activities alongside its partners. Such socio-economic programs for the benefit of Cabo Delgado are all part of the Pamoja Tunaweza initiative. Moreover, in 2023, Mozambique LNG also launched and completed construction of the village of Quitunda to accommodate residents of the Afungi site.

Q.5 Is Jean Christophe Ruffin back in Mozambique and can you give us a new update on the humanitarian situation? What is his assessment of the situation since the 2023 report?

Following Jean-Christophe Rufin’s December 2022 mission to provide an independent assessment of the humanitarian situation in the Cabo Delgado province, TotalEnergies published in May 2023 both his report and the action plan defined by Mozambique LNG’s partners in the light of his recommendations. All the plan’s actions have been launched and, for the most part, completed. As announced in May 2023, a follow-up mission by Jean-Christophe Rufin to check implementation of the action plan was launched in January 2024 and is now underway.

Q.7 Our sources have confirmed that TotalEnergies helps families in the region. Can you give us figures on your subsidies and the number of families receiving your help?

The suspension of industrial operations at the Afungi site did not lead to the suspension of initiatives to support local economic development.

Here are a few key figures of the Pamoja Tunaweza (Together We Can) program led by Mozambique LNG:

o	About USD40 million was invested in 2022/2023.

o	More than 40 programs generating revenues, diversifying the local economy and promoting human rights have been launched.

o	More than 6,000 jobs have been created since 2021 to contribute towards a return to normaland rebuild the lives of impacted individuals. The objective is 10,000 by the end of 2025.

o	According to Mozambique’s national statistics, creating a job for one person has an impact on around five people. Using the same source, the average number of people per family in Mozambique is five. By creating 6,000 jobs, therefore, we can potentially reach 30,000 beneficiaries.

o	Around 5,000 farmers have benefited from aid through agricultural programs.

o	894 young people have received qualifying training and 120 are in learning courses. The target is to train 2,500 young people in five years.

o	1,200 hectares of mangroves have been restored and nearly 70,000 fruit trees replanted.

o	More than 35,000 people have benefited from health information and awareness campaigns and medical advice. More than 25,000 have received medical assistance from 188 mobile brigades.

In addition to this, in 2022, Mozambique LNG also supported local traders from Mocimboa da Praia with 120 tons of food and house building materials to help revitalize localbusiness.